# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Plymouth Industrial REIT, Inc., CIK 0001515816
CUSIP: 729640102
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 20 CUSTOM HOUSE STREET, 11TH FLOOR, 20 CUSTOM HOUSE STREET, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000895345-22-000428
Filed by CIK 0001640680

## Reporting persons
- Madison International Realty Holdings, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,217,491; shared voting power 0; sole dispositive power 2,217,491; shared dispositive power 0; aggregate amount beneficially owned 2,217,491 (4.86% of the class)

## Item 1. Issuer
Name of issuer: Plymouth Industrial REIT, Inc.
Address of issuer's principal executive offices: 20 CUSTOM HOUSE STREET - 11TH FLOOR, 20 CUSTOM HOUSE STREET - 11TH FLOOR, BOSTON, MASSACHUSETTS, 02110

## Item 2. Person Filing
Name of person filing: Madison International Realty Holdings, LLC
Address of principal business office or, if none, residence:
300 Park Avenue, 3rd Floor
New York, New York 10022
Citizenship: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,217,491
Percent of class: 4.86%
Sole power to vote or to direct the vote: 2,217,491
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,217,491
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4:
Beneficial ownership percentages disclosed herein are calculated based on 45,550,898 shares of Common Stock outstanding as of April 29, 2025, as reported on the issuer's Form 10-Q filed with the SEC on May 1, 2025.

## Signatures
- Madison International Realty Holdings, LLC: /s/ Ronald M. Dickerman, Ronald M. Dickerman / Managing Member (08/13/2025)